SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

INCO LIMITED

(Name of Subject Company (Issuer))

COMPANHIA VALE DO RIO DOCE

and

CVRD CANADA INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

CUSIP NO. 453258402

___________________

(CUSIP Number of Class of Securities)

Clovis Torres Junior

Companhia Vale do Rio Doce

Av. Graça Aranha 26

Rio de Janeiro, Brazil

(55) 21 3814-4477

Copies to:

William J. Braithwaite Kenneth G. Pogrin Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 (416) 869-5500	Jeffrey S. Lewis David I. Gottlieb Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $17,737,464,767.94 Amount of Filing Fee** $1,897,908.73

*

For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 231,082,041 shares of common stock of Inco Limited (“Inco”), which is the estimated number of outstanding shares of common stock of Inco as of June 16, 2006 assuming full conversion of all outstanding exercisable options, warrants and convertible debentures for shares of common stock and (ii) the tender offer price of Cdn.$86.00 per Share. The Transaction Valuation was converted into U.S. dollars at the rate of U.S.$1.00 = Cdn.$1.1204, which was the rate of exchange reported by the Federal Reserve Bank of New York which appeared on Reuters Screen 1FED at 10:00 a.m. (New York time) on August 10, 2006.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.010700% of the aggregate Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,897,908.73	Filing Party: Companhia Vale do Rio Doce
Form or Registration No.: Schedule TO	Date Filed: August 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

                This Amendment No. 5 (the “Amendment”) amends and supplements the tender offer statement on Schedule TO (as amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on August 14, 2006 by Companhia Vale do Rio Doce, a corporation existing under the laws of Brazil (“CVRD”), and CVRD Canada Inc., a corporation existing under the laws of Canada and a wholly owned subsidiary of CVRD (“Offeror”).

The Schedule TO relates to the offer by Offeror to purchase all of the outstanding common shares of Inco Limited, a corporation existing under the laws of Canada (“Inco”), together with associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of Inco (together, the “Shares”), and including any Shares that may become issued and outstanding after the date of the Offer (as defined below) but prior to October 23, 2006, or such later date as is set out in a notice of variation of the Offer issued at any time extending the period during which Shares may be deposited into the Offer, upon the conversion or exercise of any securities of Inco (other than SRP Rights) that are convertible or exercisable for Shares, at a purchase price of Cdn.$86.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer and Circular dated August 14, 2006 (as amended, the “Offer and Circular”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as amended by the Notice of Variation and Extension, dated September 26, 2006, filed with the Schedule TO as Exhibit (a)(1)(H) (the “First Notice of Variation and Extension”) and the Notice of Variation and Extension, dated October 13, 2006, filed herewith as Exhibit (a)(1)(I) (the “Second Notice of Variation and Extension”). This Amendment is being filed on behalf of Offeror and CVRD. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO, including the Offer and Circular.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Second Notice of Variation and Extension, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

Item 11.	Additional Information

CVRD announced that it is extending the expiry date of the Offer from 8:00 p.m. (Toronto time) on Monday, October 16, 2006 to midnight (Toronto time) on Monday, October 23, 2006. This extension is intended to provide additional time to obtain a ruling under the Investment Canada Act. All other terms and conditions of the Offer remain unchanged.

In accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934, CVRD is disclosing that, as at 5:00 p.m. (Toronto time) on October 12, 2006 (two business days prior to the Expiry Date of the Offer, as amended by the First Notice of Variation and Extension), approximately 22,408,850 Shares have been tendered and not withdrawn under the Offer.

Item 12.	Exhibits

(a)(1)(I)	Notice of Variation and Extension dated October 13, 2006
(a)(5)(C)	Press release of CVRD dated October 13, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006

COMPANHIA VALE DO RIO DOCE

By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Chief Financial Officer

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Executive Officer

CVRD CANADA INC.

By: /s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Chief Financial Officer

By: /s/ Clovis Torres Junior
Name: Clovis Torres Junior
Title: Director

EXHIBIT INDEX

(a)(1)(A)	Offer and Circular, dated August 14, 2006
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary advertisement, published August 14, 2006
(a)(1)(G)	Letter to Inco Securityholders dated August 14, 2006
(a)(1)(H)	Notice of Variation and Extension dated September 26, 2006
(a)(1)(I)	Notice of Variation and Extension dated October 13, 2006
(a)(5)(A)	Press release of CVRD dated September 1, 2006
(a)(5)(B)	Press release of CVRD dated September 25, 2006
(a)(5)(C)	Press release of CVRD dated October 13, 2006
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable